Exhibit 99.24

GCM Mining Corp.

Interim Condensed Consolidated Financial Statements

(Unaudited)

For the three and six months ended June 30, 2022

GCM Mining Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited; Expressed in thousands of U.S. dollars)

		As at	As at
	Notes	June 30, 2022	December 31, 2021

ASSETS
Current
Cash and cash equivalents		$265,501	$323,565
Gold bullion	11c	2,688	4,479
Accounts receivable and other	11a	14,721	29,566
Inventories	3	21,732	22,412
Prepaid expenses and deposits		3,147	1,946
		307,789	381,968
Non-current
Cash in trust	9c	773	783
Mining interests, plant and equipment	4	489,084	455,778
Investments and other assets	5	189,025	159,856

Total assets		$986,671	$998,385

LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	6	$30,427	$35,213
Income tax payable		5,524	15,739
Current portion of long-term debt	7	8,135	8,135
Current portion of lease obligations	8	2,126	1,718
Current portion of provisions	9	1,592	1,662
Amounts payable related to acquisitions of mining interests	19a	1,828	1,848
		49,632	64,315
Non-current
Long-term debt	7	302,761	306,131
Lease obligations	8	3,987	2,087
Provisions	9	20,777	22,655
Warrant liabilities	10d	10,719	32,195
Deferred revenue		84,000	84,000
Deferred income taxes		7,402	8,476
Total liabilities		479,278	519,859

Equity
Share capital	10b	624,697	626,042
Share purchase warrants		10,183	10,252
Contributed surplus		178,116	177,315
Accumulated other comprehensive loss		(130,491)	(122,696)
Deficit		(175,112)	(212,387)

Total equity		507,393	478,526

Total liabilities and shareholders’ equity		$986,671	$998,385

Commitments and contingencies	(Note 19)

Subsequent events	(Note 5c, 11c, 20)

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Operations

(Unaudited; Expressed in thousands of U.S. dollars, except share amounts)

		Three months ended		Six months ended
		June 30,		June 30,

	Notes	2022	2021	2022	2021

Revenue	12	$101,371	$96,353	$202,693	$198,272

Costs and expenses
Cost of sales	13	57,473	49,893	111,106	106,919
General and administrative		4,345	3,835	12,041	7,929
Share-based compensation	10e	(1,148)	393	60	(79)
Social contributions	19b	2,863	2,596	5,963	4,756

Income from operations		37,838	39,636	73,523	78,747

Other income (expense)
Finance income		1,572	308	2,079	607
Finance costs	14	(6,539)	(2,850)	(12,938)	(6,378)
Aris Transaction costs	5a	-	-	-	(9,817)
Gain on loss of control of Aris	5a	-	-	-	56,886
Gain (loss) from equity accounting in associates	5	(1,095)	4,580	(2,127)	2,416
Gain on sale of Zancudo	5b
Project		-	-	-	8,913
Gain on financial instruments	15	25,230	1,476	17,914	44,324
Foreign exchange gains		1,094	462	439	650
		20,262	3,976	5,367	97,601

Income before income tax		58,100	43,612	78,890	176,348

Income tax expense
Current		(19,734)	(14,182)	(35,978)	(26,761)
Deferred		599	369	1,291	(1,483)
		(19,135)	(13,813)	(34,687)	(28,244)

Net income		$38,965	$29,799	$44,203	$148,104

Attributed to shareholders of the Company		$38,965	$29,799	$44,203	$154,362
Non-controlling interest		-	-	-	(6,258)

		$38,965	$29,799	$44,203	$148,104

Net income per share attributed to shareholders of the Company
Basic	17	$0.40	$0.41	$0.45	$2.31
Diluted	17	0.15	0.28	0.24	1.47

Basic weighted average number of common shares outstanding		97,913,264	72,054,379	97,850,225	66,919,732
Diluted weighted average number of common shares outstanding		108,125,857	83,902,979	109,022,012	79,726,066

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Comprehensive Income (Loss)

(Unaudited; Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,

	Note	2022	2021	2022	2021

Net income		$38,965	$29,799	$44,203	$148,104

Other comprehensive income:

Items that will not be reclassified to profit in subsequent periods:
Unrealized loss on investment in Amilot, net of $Nil tax (2021 - $Nil)		(6)	(1)	(4)	(2)
Unrealized (loss) gain on Gold Notes due to change in credit risk, net of $Nil tax (2021 - $Nil)		-	81	-	6
Unrealized (loss) gain on Convertible Debentures due to change in credit risk, net of $Nil tax (2021 - $Nil)	7b	181	(284)	371	(1,054)
Unrealized loss on Aris Gold Notes due to changes in credit risk, net of $Nil tax		-	-	-	(674)
Unrealized loss on Aris Gold Notes due to change in credit risk associated with non-controlling interest, net of tax		-	-	-	(585)

Items that may be reclassified to profit in subsequent periods:
Equity accounted investees – share of other comprehensive income	5a,5b	(1,789)	-	280	-
Foreign currency translation adjustment		(19,782)	(1,824)	(8,442)	(18,546)
Foreign currency translation adjustment associated with non-controlling interest		-	-	-	(1,014)

Comprehensive income		$17,569	$27,771	$36,408	$126,235

Comprehensive income attributable to:
Shareholders of the Company		$17,569	$27,771	$36,408	$134,092
Non-controlling interest		-	-	-	(7,857)

Comprehensive income		$17,569	$27,771	$36,408	$126,235

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Equity

(Unaudited; Expressed in thousands of U.S. dollars)

		Six months ended
		June 30,

	Notes	2022	2021
Common shares
Balance, beginning of period		$626,042	$472,219
Issuance of common shares in Gold X acquisition	10b	-	155,904
Exercise of options	10f	496	225
Exercise of warrants	10c,10d	1,252	848
Issuance of common shares in lieu of redemption of convertible debenture	10b	-	2,240
Share issue costs		-	(216)
Repurchase of shares	10b	(3,093)	(3,225)
Balance, end of period		624,697	627,995
Share purchase warrants – equity classified
Balance, beginning of period		10,252	-
Gold X warrants honoured	10	-	10,340
Exercise of warrants	10	(69)	(88)
Balance, end of period		10,183	10,252
Contributed surplus
Balance, beginning of period		177,315	180,498
Exercise of options		(100)	(58)
Share-based compensation		901	622
Elimination of Aris share-based compensation on loss of control of Aris		-	(4,368)
Balance, end of period		178,116	176,694
Accumulated other comprehensive loss
Balance, beginning of period		(122,696)	(115,837)
Unrealized loss on investment in Amilot, net of tax		(4)	(2)
Unrealized gain on Gold Notes due to changes in credit risk, net of tax		-	6
Unrealized gain (loss) on Convertible Debentures due to changes in credit risk, net of tax	7b	371	(1,054)
Unrealized loss on Aris Gold Notes due to changes in credit risk, net of tax		-	(674)
Equity accounted investees – share of other comprehensive income	5a,5b	280	-
Foreign currency translation adjustment		(8,442)	(18,546)
Recognition of accumulated foreign currency translation adjustment on sale of Zancudo Project		-	688
Recognition of accumulated other comprehensive loss on loss of control of Aris		-	28,578
Balance, end of period		(130,491)	(106,841)
Deficit
Balance, beginning of period		(212,387)	(383,168)
Dividends declared	10b	(6,928)	(4,892)
Recognition of accumulated unrealized gains due to changes in credit risk on Aris Gold Notes on loss of control of Aris		-	(3,521)
Net income attributable to shareholders of the Company		44,203	154,362
Balance, end of period		(175,112)	(237,219)
Non-controlling interest
Balance, beginning of period		-	42,516
Impact of changes in ownership of Aris in the period		-	58,870
Foreign currency translation adjustment		-	(1,014)
Unrealized loss on Aris Gold Notes due to change in credit risk, net of tax		-	(585)
Net loss attributable to non-controlling interest		-	(6,258)
Elimination of non-controlling interest on loss of control of Aris		-	(93,529)
Balance, end of period		-	-

Total equity		$507,393	$470,881

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited; Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Notes	2022	2021

Operating Activities
Net income		$44,203	$148,104
Adjusted for the following items:
Depreciation, depletion and amortization	4	17,498	15,650
Share-based compensation	10e	60	(79)
Finance costs	14	12,938	6,378
Foreign exchange		(560)	1,769
Gain on financial instruments	15	(18,452)	(44,324)
Loss from equity accounting in associates	5	2,127	(2,416)
Provision for environmental fees	9	34	-
Environmental fees paid	9	(45)	(58)
Payments of health obligations	9	(299)	(331)
Gain on sale of Zancudo Project	5b	-	(8,913)
Gain on loss of control of Aris		-	(56,886)
Income tax expense		34,687	28,244
Changes in non-cash operating working capital items	16	9,906	3,017
Operating cash flows before taxes		102,097	90,155
Income taxes paid		(46,363)	(63,752)
Net cash provided by operating activities		55,734	26,403

Investing Activities
Additions to mining interests, plant and equipment	4	(55,527)	(26,890)
Aris Gold Notes redemption, including gold premium	5a	463	-
Purchases of Denarius common shares	5b	(2,625)	-
Purchase of Aris Debenture	5a	(35,000)	-
Sale of gold bullion	11c	2,058	-
Acquisition of Fellsmere		-	(7,015)
Reduction in cash on sale of Zancudo Project		-	(30)
Purchase of Denarius Subscription Receipts		-	(7,942)
Reduction in cash on loss of control of Aris		-	(151,404)
Cash acquired in Gold X acquisition		-	6,678
Transaction costs incurred in Gold X acquisition		-	(2,100)
Net cash used in investing activities		(90,631)	(188,703)

Financing Activities
Payment of lease obligations	8	(1,285)	(1,120)
Interest paid		(10,877)	(1,820)
Exercises of stock options	10f	396	167
Exercises of warrants	10c,10d	580	369
Repurchases of common shares of the Company under NCIB	10b	(3,093)	(3,225)
Payment of dividends on common shares	10b	(6,953)	(4,428)
Increase in cash in trust for health obligation		(13)	(2)
Repayment of Gold Notes, including Gold Premium		-	(18,720)
Decrease in Gold Trust Account		-	1,404
Release of cash in escrow in connection with Aris Gold Notes and Aris Subscription Receipts		-	131,345
Share issue cost in connection with Gold X acquisition		-	(216)
Financing costs incurred in Aris Transaction		-	(149)
Net cash (used) provided in financing activities		(21,245)	103,605

Impact of foreign exchange rate changes on cash and cash equivalents		(1,922)	(6,010)

Decrease in cash and cash equivalents		(58,064)	(64,705)
Cash and cash equivalents, beginning of period		323,565	122,508

Cash and cash equivalents, end of period		$265,501	$57,803

See accompanying notes to the interim condensed consolidated financial statements.

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

GCM Mining Corp. (the “Company” or “GCM”) is a publicly listed entity incorporated under the laws of the Province of British Columbia. The head office of the Company is located at 401 Bay Street, Suite 2400, PO Box 15, Toronto, Ontario, M5H 2Y4 and its registered office is at 1166 Alberni Street, Suite 1604, Vancouver, British Columbia, V6E 3Z3. The Company also has offices in Medellin and Bogota, Colombia and Georgetown, Guyana. The Company is primarily engaged in the acquisition, exploration, development, and operation of mineral properties in Latin America.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, under International Financial Reporting Standards (“IFRS”).

The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the fiscal year ended December 31, 2021, except as disclosed herein.

The interim financial statements do not include all the disclosures included in the annual audited consolidated financial statements and accordingly should be read in conjunction with the annual audited consolidated financial statements and the notes thereto for the year ended December 31, 2021. These interim financial statements were approved by the Audit Committee of the Company for issue on August 11, 2022.

The interim financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value, and are presented in U.S. dollars, rounded to the nearest thousand except when otherwise indicated. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

Consolidation

These financial statements comprise the financial results of the Company, including its subsidiaries, at June 30, 2022 as follows:

Entity	Property/ function	Registered	Functional currency(1)	Interest as at June 30, 2022
GCM Mining Corp.	Corporate	Canada	USD
Gran Colombia Gold, S.A. (“GCG Panama”)	Corporate	Panama	USD	100%
Gold X Mining Corp. (“Gold X”)	Corporate	Canada	USD	100%
Gran Colombia Gold Segovia Sucursal Colombia	Segovia Operations	Colombia	COP	100%
Goldheart Investment Holdings Ltd.	Toroparu Operations	BVI	USD	100%
ETK Inc.	Toroparu Operations	Guyana	USD	100%
Minerales Andinos de Occidente, S.A.S.	Marmato Zona Alta	Colombia	COP	100%
Minera Croesus S.A.S.	Marmato Zona Alta	Colombia	COP	100%

(1)	“USD” = U.S. dollar; “COP” = Colombian peso.

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries and associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

The consolidated financial statements also include the Company’s equity interests in associates as outlined in Note 5. Investments in Aris Gold Corporation (“Aris”), Denarius Silver Corp. (“Denarius”) and Western Atlas Resources Inc. (“Western Atlas”) are all accounted for using the equity method. As Denarius and Western Atlas are listed on the TSXV, pursuant to which financial reporting typically occurs later than it does for the Company, which is listed on the TSX, the Company uses the financial statements of Denarius and Western Atlas reported for the quarter ended three months earlier in determining its share of the comprehensive income or loss.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Company adopted the following amendment to accounting standards, effective January 1, 2022:

IAS 16, Property, Plant and Equipment

In May 2020, the IASB issued an amendment to IAS 16, Property, Plant and Equipment (“IAS16”), to prohibit the offsetting to property, plant and equipment of amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and related costs must be recognized in profit or loss. The amendment requires companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The Company adopted the revision to IAS 16 when it became effective on January 1, 2022, with no impact on adoption.

New accounting standards issued but not effective

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to management’s intentions or expectations of exercising the right to defer settlement of the liability. Management would classify debt as non-current only when the Company complies with all the conditions at the reporting date. The amendments further clarify that settlement of a liability refers to the transfer of cash, equity instruments, other assets or services to the counterparty.

The amendments are effective for annual periods beginning on or after January 1, 2024 and are to be applied retrospectively, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

3.	INVENTORIES

	June 30, 2022	December 31, 2021
Mineral inventories	$6,531	$8,985
Materials and supplies	15,201	13,427
	$21,732	$22,412

Cost of sales during the three and six months ended June 30, 2022 included $25.7 million and $50.7 million, respectively (three and six months ended June 30, 2021 - $23.7 million and $51.7 million, respectively), for materials and supplies and $5.6 million and $10.8 million, respectively (three and six months ended June 30, 2021 - $4.9 million and $10.0 million, respectively), for salaries and employee benefits.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

4.	MINING INTERESTS, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment	ROU plant and equipment	Construction in progress	E&E assets	Total

Six months ended June 30, 2022

Opening net book value	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778
Additions	16,924	20,897	3,352	4,751	12,906	58,830
Transfers	862	13,944	-	(13,944)	(862)	-
Lease obligations accretion capitalized (Note 8)	47	-	-	-	-	47
Decrease in reclamation liability (Note 9)	(1,509)	-	-	-	-	(1,509)
Share-based compensation (Note 10e)	-	-	-	-	234	234
Depreciation and amortization	(9,925)	(6,554)	(1,285)	-	-	(17,764)
Exchange difference	(3,883)	(1,855)	(131)	(437)	(226)	(6,532)

Closing net book value	$102,681	$79,641	$6,293	$13,572	$286,897	$489,084

As at June 30, 2022

Cost	$256,183	$116,021	$10,272	$37,499	$466,372	$886,347
Accumulated depreciation, Amortization and impairment	(153,502)	(36,380)	(3,979)	(23,927)	(179,475)	(397,263)

Net book value	$102,681	$79,641	$6,293	$13,572	$286,897	$489,084

A summary of the net book value is as follows:

	Mineral properties	Plant and equipment	ROU Plant and equipment	Construction in progress	E&E assets	Total

As at June 30, 2022

Segovia Operations	$102,681	$57,054	$3,648	$13,572	$5,652	$182,607
Toroparu Project	-	22,585	2,478	-	281,245	306,308
Corporate	-	2	167	-	-	169

Total	$102,681	$79,641	$6,293	$13,572	$286,897	$489,084
As at December 31, 2021

Segovia Operations	$100,165	$50,529	$3,827	$23,202	$4,821	$182,544
Toroparu Project	-	2,676	506	-	270,024	273,206
Corporate	-	4	24	-	-	28

Total	$100,165	$53,209	$4,357	$23,202	$274,845	$455,778

As at June 30, 2022, accounts payable and accrued liabilities (Note 6) includes $6.9 million related to capital expenditures (December 31, 2021 - $7.4 million).
	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Cost of sales expense	$8,965	$7,945	$17,201	$15,614
General and administrative expenses	208	21	297	36

Total charged to cost of sales	9,173	7,966	17,498	15,650
Decrease in inventories	1	(62)	(414)	(483)
Capitalized depreciation	285	282	680	563

Total	$9,459	$8,186	$17,764	$15,730

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

5.	INVESTMENTS AND OTHER ASSETS

	Common Shares	Warrants	Gold Notes	Convertible Debenture	June 30, 2022	December 31, 2021
Aris (a)	$121,455	$5,866	$9,322	$34,109	$170,752	$137,867
Denarius (b)	15,550	2,244	-	-	17,794	21,367
Western Atlas (c)	471	-	-	-	471	610
Amilot(1)	8	-	-	-	8	12

As at June 30, 2022	$137,484	$8,110	$9,322	$34,109	$189,025	$159,856

(1)	The investments in common shares are accounted for using the equity method, except for Amilot which is accounted for as a financial asset and measured at FVOCI.

The gain (loss) from equity accounting in associates during the three and six month periods ended June 30 comprises:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Aris	$(775)	$2,397	$589	$5,195
Gold X	-	566	-	321
Denarius	(230)	1,653	(2,591)	(3,060)
Western Atlas	(90)	(36)	(125)	(40)
	$(1,095)	$4,580	$(2,127)	$2,416

a)	Aris

i.	Loss of control in Aris

On February 4, 2021, Aris issued 37,777,778 common shares, decreasing the Company’s equity interest in Aris from 53.5% to 44.3%. The reduction in the Company’s equity interest and the change in management of Aris resulted in a loss of control. Accordingly, the Company derecognized related assets, liabilities and non-controlling interest related to Aris on February 4, 2021. These interim financial statements include the results of Aris from January 1 to February 4, 2021, which is the date of loss of control.

The gain on loss of control in Aris recognized in the statement of operations during the six months ended June 30, 2021 of $56.8 million represents the fair value of the investment on February 4, 2021 less the net assets of Aris, non-controlling interest and accumulated foreign currency translation adjustments.

In addition, as result of the loss of control of Aris, $9.8 million in transaction costs associated with the change of control compensation to the previous management of Aris was recognized within Aris transaction costs in the statements of operations during the six months ended June 30, 2021 and $3.5 million of unrealized gains related to credit risk changes on the Aris Gold Notes accumulated in other comprehensive loss was recognized as a credit to deficit in the consolidated statement of equity during the six months ended June 30, 2021.

ii.	Common shares and financial instruments

	Common	Listed	Unlisted	Gold	Convertible	Total
	Shares (1)	Warrants	Warrants	Notes	Debenture
As at January 1, 2022	$120,362	$5,838	$1,874	$9,793	$-	$137,867
Additions	-	-	-	-	35,000	35,000
Change in FVTPL (Note15)	-	(1,396)	(450)	(117)	(891)	(2,854)
Principal redeemed	-	-	-	(354)	-	(354)
Gain from equity accounting	589	-	-	-	-	589
Equity share of other comprehensive income (2)	504	-	-	-	-	504
As at June 30, 2022	$121,455	$4,442	$1,424	$9,322	$34,109	$170,752

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

(1)

On 4 February 2021, the Company entered into an investor agreement with Aris which, for a period of two years, precludes the Company from selling its common shares or warrants of Aris to a third party without prior consent from Aris.

(2)	Recognized in the Company’s consolidated statement of comprehensive income (loss) during the six months ended June 30, 2022.

As at June 30, 2022, the Company owns a total of 60,991,445 common shares of Aris representing a 44.3% equity interest in Aris (December 31, 2021 – 44.3%).

As at June 30, 2022, the Company owns a total of 18,444,445 Aris Listed Warrants, 7,500,000 Aris Unlisted Warrants and $9.5 million aggregate principal amount of Aris Gold Notes, described as follows:

Aris Listed Warrants

The Aris Listed Warrants, which trade on the Toronto Stock Exchange (“TSX”) under the symbol ARIS.WT, entitle the Company to acquire one common share of Aris until July 29, 2025 at a price of CA$2.75. Aris may accelerate the expiry date of the Aris Listed Warrants after July 29, 2023 in the event that the closing price of the Aris common shares on the TSX is greater than CA$2.75 per share for a period of 20 consecutive trading days. In such case, unless exercised, the Aris Listed Warrants will expire on the 30th day following the date on which such notice is given, and a press release is issued.

The Aris Listed Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value on initial recognition and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Aris Listed Warrants as at June 30, 2022 was determined based on their last traded price, a level 1 fair value input, of CA$0.31 (equivalent to approximately $0.24) per Aris Listed Warrant. During the three and six months ended June 30, 2022, the Company recognized a gain of $0.1 million and a loss of $1.4 million, respectively, (2021 – a loss of $2.1 million and $3.4 million, respectively) related to its Aris Listed Warrants (Note 15).

Aris Unlisted Warrants

The Aris Unlisted Warrants entitle the Company to acquire one common share of Aris until December 19, 2024 at a price of CA$3.00. The Aris Unlisted Warrants are derivative instruments and have been designated at FVTPL. As such, they were recognized at fair value and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. As at June 30, 2022, the fair value was determined by reference to the Aris Listed Warrants. During the three and six months ended June 30, 2022, the Company recognized a gain of less than $0.1 million and a loss of $0.5 million, respectively, (2021 – a loss of $0.8 million and $1.4 million respectively) related to its Aris Unlisted Warrants (Note 15).

Aris Gold Notes

The Aris Gold Notes were issued in November 2020 and mature in November 2027. The Aris Gold Notes are secured over all the assets of Aris and receive interest monthly in cash at a rate of 7.5% per annum.

The Aris Gold Notes trade on the NEO Exchange under the symbol “ARIS.NT.U” and are a financial asset designated at FVTPL. The fair value of the Aris Gold Notes as at June 30, 2022 was determined based on their last traded price, a level 1 fair value input, of $98.50. During the three and six months ended June 30, 2022, the Company recorded a loss of $0.2 million and $0.1 million, respectively (2021 – a gain of $0.1 million and a loss of $0.1 million, respectively), representing the total fair value decrease of the Aris Gold Notes (Note 15).

Quarterly amortizing payments, including principal and gold premium (if applicable), commenced in November 2021 and are scheduled to be paid by Aris in February, May, August and November of each year to maturity. In February and May 2022, the Company received quarterly amortizing payment in the amount of approximately $0.2 million each.

Aris Debenture

On April 12, 2022, the Company acquired a $35.0 million convertible senior unsecured debenture from Aris (“Aris Debenture”). The Aris Debenture is due, in cash, on October 12, 2023. At any time after 12 months, the Aris Debenture may be converted, in whole or in part, at the Company’s sole discretion into common shares of Aris at a conversion price of $1.75 per share. The Aris Debenture will pay interest monthly with an annualized coupon of 7.5%.

Page | 11

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Aris Debenture is a financial asset and has been designated at FVTPL. At June 30, 2022, the fair value of the Aris Debenture of $34.1 million has been determined using the binomial pricing model and level 2 fair value inputs that capture all the features of the Aris Debenture, share price volatility of 66.76%, dividend yield of 0%, and credit spread of 7.47%.

b)	Denarius

	Common	Warrants	Total
	Shares

As at January 1, 2022	$15,740	$5,627	$21,367
Additions	2,625	-	2,625
Change in FVTPL (Note 15)	-	(3,307)	(3,307)
Loss from equity accounting	(2,591)	-	(2,591)
Equity share of other comprehensive loss (1)	(224)	-	(224)
Exchange difference	-	(76)	(76)

As at June 30, 2022	$15,550	$2,244	$17,794

(1)	Recognized in the Company’s consolidated statement of comprehensive income (loss) during the six months ended June 30, 2022.

During the six months ended June 30, 2022 the Company acquired 10,130,000 common shares of Denarius for cash consideration of approximately $2.6 million, increasing its equity interest in Denarius to approximately 31.8% as at June 30, 2022 (December 31, 2021 – 27%).

Sale of Zancudo Project

On February 19, 2021, the Company completed the sale of all of the issued and outstanding shares of GCG Titiribi, a wholly-owned indirect subsidiary of the Company and owner of the Zancudo Project, in exchange for 27,000,000 common shares of Denarius with an ascribed value of $9.6 million. During the six months ended June 30, 2021, the Company recognized a gain on sale of the Zancudo Project of $8.9 million.

Denarius Subscription Receipts

On March 17, 2021, the Company acquired 22,222,223 units of Denarius in a non-brokered private placement of 75,000,000 subscription receipts (the “Denarius Subscription Receipts”) at a price of CA$0.45 per unit for a total cash consideration of CA$10.0 million (equivalent to approximately $7.9 million). During the three and six months ended June 30, 2021 the Company recorded a loss on financial instruments of $2.7 million and a gain on financial instruments of $1.9 million, respectively, in the statement of operations (Note 15).

c)	Western Atlas

	Common Shares	Warrants

As at January 1, 2022	$596	$14
Loss from equity accounting	(125)	-
Change in fair value through profit and loss (Note 15)	-	(14)

As at June 30, 2022	$471	$-

As at June 30, 2022, the Company holds a 25.44% equity interest in Western Atlas (December 31, 2021 – 25.77%).

As at June 30, 2022 and December 31, 2021, the Company owned 21,955,294 share purchase warrants (“Western Atlas Warrant”). The Western Atlas Warrants consist of: (i) 7,955,294 share purchase warrants exercisable at CA$0.20 per share that expire in October 2022 and (ii) 14,000,000 share purchase warrants exercisable at CA$0.15 per share that expired in July 2022.

The Western Atlas Warrants are derivative instruments and have been designated at FVTPL. During the three and six months ended June 30, 2022, the Company recorded a loss of $Nil and a loss of less than $0.1 million, respectively, (2021 – $nil and a loss of $0.1 million, respectively) representing the total fair value adjustment for the Western Atlas Warrants. The fair value of the Western Atlas Warrants at June 30, 2022 was $Nil (December 31, 2021 – less than $0.1 million), determined using the Black-Scholes pricing model and level 2

Page | 12

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

fair value inputs, including expected share price volatility averaging of 59.92% (2021 – 55.23%), risk free interest rate of 3.09% (2021 – 0.91%), dividend yield of 0% (2021 – 0%), expected average life of 0.2 years (2021 – 0.7 years).

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	December 31,
	2022	2021

Trade payables related to operating, general and administrative expenses	$11,042	$12,897
Trade payables related to capital expenditures	6,911	7,449
Segovia social contributions payable (Note 19b)	2,461	2,641
Other non-income taxes payable	4,027	4,558
DSU and PSU liabilities (Note 10g and 10h)	2,891	4,179
Dividend payable	1,138	1,163
Other provisions and accrued liabilities	1,957	2,326

Total accounts payable and accrued liabilities	$30,427	$35,213

7.	LONG-TERM DEBT

			Principal	Interest	June 30,	December
	Maturity	Currency	Amount	Rate	2022	31, 2021

Senior Notes	2026	USD	$300,000	6.875%	$296,929	$294,800
Convertible Debentures	2024	CA	18,000	8.00%	13,967	19,466

Total					310,896	314,266
Less: current portion					8,135	8,135

Non-current portion					$302,761	$306,131

a)	Senior Unsecured Notes due 2026 (“Senior Notes”)

Amount

Carrying value of the debt as at January 1, 2022	$295,796
Interest expense accrued	10,312
Interest expense paid	(10,312)
Accretion of discount (Note 14)	1,133

Carrying value of the debt as at June 30, 2022	296,929
Carrying value of the embedded derivative asset as at January 1, 2022	996
Change in FVTPL (Note 15)	(996)

Carrying value of the embedded derivative asset as at June 30, 2022	-

Total carrying value of the Senior Notes as at June 30, 2022	296,929
Less: current portion, represented by accrued interest	(8,135)

Non-current portion	$288,794

On August 9, 2021, the Company issued $300 million face value of Senior Notes for net cash proceeds of $286.0 million after discount and transaction costs. The Senior Notes mature on August 9, 2026. The Senior Notes are denominated in U.S. dollars and bear interest at the rate of 6.875% per annum. Interest is payable in arrears in equal semi-annual instalments on February 9 and August 9 of each year.

The Company’s subsidiaries which directly own the Segovia Operations and the Toroparu Project have provided unsecured guarantees for the Senior Notes.

Prior to August 9, 2023, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make-whole” premium, plus accrued and unpaid interest. In addition, prior to August 9, 2023, the Company may, on any one or more occasions, redeem up to 35% of the original

Page | 13

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

aggregate principal amount of the Senior Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 106.875% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On and after August 9, 2023, the Company may redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Senior Notes) and accrued and unpaid interest on the Senior Notes up to the redemption date. The redemption price for the Senior Notes during the 12-month period beginning on August 9 of each of the following years is: 2023 – 103.438%; 2024 – 101.719%; 2025 and thereafter – 100%.

The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Senior Notes on the consolidated balance sheet. The debt component was initially recognized at $286.8 million, which represents the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative and transaction costs. Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative represents the prepayment option and is considered to be a financial asset at FVTPL. The embedded derivative is recognized at fair value with changes in the fair value recognized in the Company’s statement of earnings.

The discount and transaction costs incurred on issuance of the Senior Notes totaling $14.0 million have been offset against the carrying amount of the Senior Notes and are being amortized to net income using the effective interest method, resulting in an effective interest rate of 7.944%, including the 6.875% coupon.

b)	Convertible Debentures

	Number of
	Debentures	Amount

As at January 1, 2022	18,000	$19,466
Change in fair value through profit and loss (Note 15)	-	(4,811)
Change in FVOCI due to changes in credit risk	-	(371)
Exchange difference	-	(317)

As at June 30, 2022, non-current	18,000	$13,967

As at June 30, 2022, a total of CA$18.0 million in aggregate principal amount (equivalent to approximately $14.0 million) of convertible unsecured subordinated debentures (“Convertible Debentures”) are issued and outstanding. The Convertible Debentures mature on April 5, 2024 and bear interest at a rate of 8.00% per annum, payable monthly in cash in arrears.

The Convertible Debentures are a financial liability and have been designated at FVTPL. At June 30, 2022, the fair value of the Convertible Debentures has been determined using the binomial pricing model and level 2 fair value inputs that capture all the features of the Convertible Debentures, share price volatility of 42.56% (2021 – 58.61%), risk free interest rate of 3.80% (2021 – 0.63%), dividend yield of 5.39% (2021 – 2.10%), and credit spread of 12.66% (2021 – 9.94%).

During the three and six months ended June 30, 2022, the Company recorded a gain due to changes in fair value of $5.5 million and $4.8 million, respectively (three and six months ended June 30, 2021 – a gain of $1.5 million and $8.6 million, respectively) in the statement of operations (Note 15) and a gain of $0.2 million and $0.4 million (three and six months ended June 30, 2021 – a loss of $0.3 million and $1.0 million, respectively) related to the change in credit risk was recognized in the statement of other comprehensive income.

8.	LEASE OBLIGATIONS

			Interest	June 30,	December 31,
	Maturity	Currency	rate	2022	2021

Leases	2022 to 2026	COP	12.12%	$3,456	$3,265
Leases	2022 to 2025	CA	5.83%	170	32
Leases	2022 to 2032	USD	6.50%	2,487	508

Total lease obligations				6,113	3,805
Less: current portion				2,126	1,718

Non-current portion				$3,987	$2,087

Page | 14

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The Company’s lease obligations are related primarily to plant and equipment used in mining operations in Colombia and office premises in Canada, Colombia and Guyana, with payments made on a monthly basis.

The table below summarizes the changes in lease obligations during the six months ended June 30, 2022:

Amount

As at January 1, 2022	$3,805
Additions, net	3,353
Accretion expense (Note 14)	204
Accretion capitalized to mineral properties (Note 4)	47
Lease payments	(1,285)
Exchange difference	(11)

As at June 30, 2022	$6,113
The undiscounted and discounted future lease payments as at June 30, 2022 are as follows:
Amount

Undiscounted contractual payments
Within one year	$2,810
More than one year	4,476

Total undiscounted lease obligations	7,286
Amount representing interest	(1,173)

Lease obligations – discounted	$6,113

During the six months ended June 30, 2022, the Company recognized total payments in the consolidated statement of cash flows in the amount of $1.3 million (2021 - $1.1 million). Scheduled future undiscounted lease payments, comprising principal and interest, are as follows:

	Balance of 2022	2023	2024	2025	Thereafter	Total
Total payments	$2,244	$1,741	$945	$495	$1,861	$7,286

9.	PROVISIONS

A summary of changes to provisions during the six months ended June 30, 2022 is as follows:

	Reclamation	Environmental	Health plan
	and rehabilitation	fees	obligations	Total

As at January 1, 2022	$8,424	$5,732	$10,161	$24,317
Payments in the period	-	(45)	(299)	(344)
Effect of changes in estimates	(1,509)	-	-	(1,509)
Recognized in the period	-	34	-	34
Accretion of discount (Note 14)	200	43	429	672
Exchange difference	(230)	(204)	(367)	(801)

As at June 30, 2022	6,885	5,560	9,924	22,369
Less: current portion	44	967	581	1,592

Non-current portion	$6,841	$4,593	$9,343	$20,777

a)	Reclamation and rehabilitation provision (“ARO”)

The ARO provision recorded by the Company represents management’s best estimate of the future reclamation and remediation obligation for its Segovia Operations and does not include any future costs related to reclamation and remediation in the Toroparu Project still to be constructed. The estimated amount, and timing thereof, of the future reclamation and remediation costs is inherently uncertain and will be revised as further

Page | 15

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

information becomes available. Actual future expenditures and timing may therefore differ materially from the amounts currently provided.

Environmental obligations for the Company’s Segovia Operations are governed by an environmental management plan which has been filed with the local environmental authority and is updated periodically. Although the Company is not currently required under its environmental management plan to prepare a comprehensive closure plan for its Segovia Operations, the Company has estimated the undiscounted costs to be incurred with respect to mine closure cost and reclamation activities, including tailings storage facilities, to be approximately COP 50.6 billion, equivalent to approximately $12.3 million at the June 30, 2022 exchange rate (December 31, 2021 – COP 50.6 billion, equivalent to $12.7 million).

Estimated costs underlying the Company’s ARO provision have been discounted to their present value using the following assumptions:

	Expected date of expenditures	Inflation rate	Pre-tax risk free rate	Undiscounted cash flow

Segovia Operations	2022-2030	2.98%	11.35%	$12,255

b)	Environmental fees

The Company’s mining and exploration activities are subject to Colombian laws and regulations governing the protection of the environment. Colombian regulations provide for fees applicable to entities discharging effluents to river basins.

In July 2013, Corantioquia, the local environmental authority, issued a resolution assessing fees totalling COP 29.5 billion (equivalent to approximately $7.1 million at the June 30, 2022 exchange rate) for environmental discharges in 2010 and 2011 at tariff rates that significantly exceeded the applicable rates that the Company believes were in effect for those particular periods. In November 2013, after further appeal to Corantioquia to appropriately amend the assessments, the Company initiated proceedings in the Colombian judicial system to seek a reduction in the assessed fees. The matter is currently still in process in the judicial system. The Company has a provision in the amount of COP 13.7 billion (approximately $3.3 million at the June 30, 2022 exchange rate) related to the present value of its best estimate of the potential liability for these fees (December 31, 2021 – COP 13.7 billion equivalent to approximately $3.4 million).

The Company’s operations are monitored by Corantioquia in accordance with its environmental management plan and may be subject to investigations of its performance under the plan. The Company has taken steps over the years through capital investments in its gold processing plant, a water treatment facility and the expansion of its tailings storage facilities to minimize and eliminate effluent discharges and improve atmospheric emissions. In September 2021, the Company received notice from Corantioquia of a sanction in the amount of COP 5.1 billion (equivalent to approximately $1.2 million) related to an investigation of effluent discharges in 2016 that is currently under appeal from the Company. At June 30, 2022, the Company has a provision in the amount of $2.3 million (December 31, 2021 - $2.3 million) related to the present value of its best estimate of the potential liability for fees associated with this sanction and other investigations currently in process related to incidents in 2016 to 2018 for which Corantioquia has not yet reached a conclusion. There can be no assurance that ongoing or future investigations of the Company’s performance under its environmental management plan will not result in the assessment of fees and/or fines. In such cases, the Company will review the basis of environmental assessments and file appeals, if deemed appropriate for the circumstances, to reduce or cancel the amounts assessed.

c)	Health plan obligations

The Company has an obligation in connection with the 2010 acquisition of the assets of the Segovia Operations, as part of its purchase consideration, to fund the obligatory ongoing health premiums related to the participants of the previous owner’s pension plan. The health plan obligation of COP 40.5 billion (approximately $9.8 million) is based on an actuarial report prepared as at December 31, 2021 with an inflation rate of 3.4% and a discount rate of 8.5%. The Company is currently paying approximately COP 0.2 billion (approximately less than $0.1 million) monthly to fund the obligatory health plan contributions. At June 30, 2022, non-current cash in trust includes approximately $0.6 million deposited in a restricted cash account as security against this obligation (December 31, 2021 - $0.6 million).

Page | 16

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

10.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares with no par value.

b)	Issued and fully paid

As at June 30, 2022, the Company had 97,629,671 common shares issued and outstanding (December 31, 2021 – 98,000,774 common shares).

During the six months ended June 30, 2022, the Company issued a total of 194,999 common shares for the exercise of stock options, 46,899 common shares for Gold X Warrants exercised and 232,900 common shares for Listed Warrants exercised.

On June 4, 2021, the Company completed the acquisition of Gold X through the issuance of 36,722,294 common shares to the former shareholders of Gold X. During the six months ended June 30, 2021, the Company also issued a total of 83,333 common shares for the exercise of stock options, 421,050 common shares for the repayment of a portion of the Convertible Debentures (Note 10b), 39,082 common shares for Gold X Warrants exercised and 159,600 common shares were issued for the exercise of Listed Warrants.

Normal Course Issuer Bid (“NCIB”)

The Company currently has a NCIB for its common shares in place pursuant to which it may purchase for cancellation up to 9,570,540 common shares over a 12-month period ending October 19, 2022. Daily purchases are limited to 86,301 common shares, other than block purchase exceptions. Common shares purchased under the NCIB will be cancelled. During the six months ended June 30, 2022, the Company purchased a total of 845,901 common shares (2021 - 702,000 common shares) for cancellation at an average price of CA$4.63 (2021 - CA$5.69), representing a total cost of approximately $3.1 million (2021 - $3.2 million).

Dividends

Declaration date	Payment date	Per share	Amount Paid or Payable in CA	Amount Recorded in Deficit

December 15, 2021	January 17, 2022	CA$0.015	$ 1,470	$1,163
January 17, 2022	February 15, 2022	CA$0.015	1,467	1,154
February 15, 2022	March 15, 2022	CA$0.015	1,466	1,157
March 15, 2022	April 15, 2022	CA$0.015	1,469	1,174
April 18, 2022	May 16, 2022	CA$0.015	1,471	1,145
May 16, 2022	June 15, 2022	CA$0.015	1,468	1,160

Total paid in the period June 16, 2022 (1)	July 15, 2022	CA$0.015	8,811 1,464	6,953 1,138

Total			$ 10,275	$8,091

(1)	Included in accounts payable and accrued liabilities as at June 30, 2022 (Note 6).

c)	Share purchase warrants – equity classified

	Number	Amount

As at January 1, 2022	9,338,965	$10,252
Exercised in the period (1)	(67,500)	(69)

As at June 30, 2022	9,271,465	$10,183

(1)	Resulted in the issuance of 46,899 common shares of the Company based on the Exchange Ratio at the acquisition date. The exercise price per Gold X Warrant exercised averaged CA$3.17.

Page | 17

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The table below summarizes information about the Gold X Warrants issued and outstanding as at June 30, 2022:

Expiry date	Gold X Warrants outstanding	Common shares issuable	Exercise price (CA$/Gold X Warrant)

October 12, 2022	2,046,500	1,421,908	$4.00
January 23, 2023	154,590	107,409	4.00
July 20, 2023	2,665,500	1,851,989	3.20
June 12, 2024	1,190,750	827,333	1.32
August 27, 2024	3,214,125	2,233,174	2.80

	9,271,465	6,441,814	$3.01

d)	Share purchase warrants – liability classified

The following table summarizes the changes in the number of issued and outstanding warrants and the associated warrant liabilities for warrants issued by the Company:

	Listed Warrants		Unlisted Warrants
	Warrants (GCM.WT.B)		2019 PP Warrants		2020 PP Warrants		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
As at January 1, 2022	10,304,455	$25,440	3,260,870	$3,695	7,142,857	$3,060	$32,195
Exercised	(232,900)	(603)	-	-	-	-	(603)
Change in FVTPL
(Note 15)	-	(14,306)	-	(3,161)	-	(2,970)	(20,437)
Exchange difference	-	(361)	-	(40)	-	(35)	(436)

As at June 30, 2022	10,071,555	$10,170	3,260,870	$494	7,142,857	$55	$10,719

Listed Warrants (GCM.WT.B)

The Listed Warrants expire on April 30, 2024 and represent a financial liability as the exercise price of CA$2.21 per share is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As such, they were recognized at fair value at inception and subsequently they are remeasured with the change in fair value being recognized in the statement of operations. The fair value of the Listed Warrants as at June 30, 2022 was determined based on their last traded price, a level 1 fair value input, of CA$1.30 (equivalent to approximately $1.01) per 2024 Warrant.

Unlisted Warrants

The Company has unlisted share purchase warrants outstanding related to a private placement completed in 2019 (the “2019 PP Warrants”) and the 2020 PP Warrants. These unlisted warrants represent a financial liability as the exercise price is denominated in Canadian dollars, different from the Company’s US dollar functional currency. As such, they were recognized at fair value at inception and, subsequently, they are remeasured with the change in fair value being recognized in the statement of operations.

At June 30, 2022, the fair value of the Company’s Unlisted Warrants was determined using the Black-Scholes option pricing model and the following inputs:

	2020 PP Warrants	2019 PP Warrants

Expiry date	February 6, 2023	November 5, 2023
Number of warrants	7,142,857	3,260,870
Exercise price	CA$6.50	CA$5.40
Expected volatility	38.94%	42.88%
Risk free interest rate	3.09%	3.09%
Expected dividend yield	5.13%	5.13%
Remaining life in years	0.6	1.4
Fair value	$ 55	$ 494

During the three and six months ended June 30, 2022, the Company recognized a fair value gain of $6.2 million and $6.1 million, respectively, associated with the Unlisted Warrants (2021 – fair value gain of $1.6 million and $17.0 million, respectively) (Note 15).

Page | 18

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

e)	Share-based compensation expense (recovery)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Stock options granted by the Company (Note 10f)	$496	$311	$901	$311
DSUs granted by the Company (Note 10g)	(1,224)	178	(828)	(408)
PSUs granted by the Company (Note 10h)	(280)	(96)	221	(422)
Stock options granted by Aris	-	-	-	311
DSUs granted by Aris	-	-	-	129

Total share-based compensation	(1,008)	393	294	(79)
Less: amount capitalized to E&E assets related to stock options (Note 4)	(140)	-	(234)	-

Total share-based compensation expense	$(1,148)	$393	$60	$(79)

f)	Stock option plan

The Company has a “rolling” Stock Option Plan (the “Plan”) whereby the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis. To-date, almost all stock options granted have a five-year term from the date of grant.

A summary of the change in the stock options outstanding for the six months ended June 30, 2022 is as follows:

	Outstanding	Exercise price (CA) (1)

Balance, January 1, 2022	2,482,332	$4.49
Granted during the period	1,691,000	5.70
Exercised during the period	(194,999)	2.55
Cancelled during the period	(92,000)	5.70

Balance, June 30, 2022	3,886,333	$5.08

(1)	Amounts represent the weighted average exercise price per common share.

During the six months ended June 30, 2022, 1,691,000 stock options were granted as follows:

•

600,000 stock options to management associated with the Toroparu Project, with an exercise price of CA$5.45 of which 50% of the stock options vest in one year and the remaining 50% vest in two years, and

•

1,091,000 stock options to executive officers and management of the Company at an exercise price of CA$5.84 with a one-year vesting period and a five-year term expiring April 1, 2027 (2021 – 924,000 options at an exercise price of CA$6.04 with a one-year vesting period).

During the six months ended June 30, 2022, 194,999 stock options were exercised at an exercise price of CA$2.55 per share for proceeds of $0.4 million (2021 - 83,333 stock options were exercised at an exercise price of CA$2.55 per share for proceeds of $0.2 million).

A summary of the stock options granted and the share-based compensation cost recorded by the Company for the six months ended June 30, 2022, including the inputs used in the determination of the fair values of the stock options using the Black-Scholes option pricing model, is as follows:

Page | 19

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

Expiry date	January 26, 2027	April 1, 2027
Number of stock options granted	600,000	1,091,000
Term	5 years	5 years
Vesting	2 years	1 year
Share-based compensation capitalized	$ 227	$ 7
Grant date fair value per option	$1.27	$1.40
Weighted average Black-Scholes option pricing model inputs:
Market price of the shares at grant date	CA$5.45	CA$5.84
Exercise price	CA$5.45	CA$5.84
Dividends expected	3.30%	3.29%
Expected volatility	55.33%	54.49%
Risk-free interest rate	1.22%	2.24%
Expected life of options	2.5 years	2.5 years

The table below summarizes information about the stock options granted by the Company that are outstanding and vested as at June 30, 2022:

Expiry date	Outstanding and exercisable options	Options vested	Remaining contractual life in years	Exercise price (CA$/share)
December 12, 2022	53,333	53,333	0.5	$ 2.55
June 14, 2023	475,000	475,000	1.0	3.16
April 1, 2024	265,000	265,000	1.8	3.67
April 1, 2025	520,000	520,000	2.8	4.05
July 2, 2025	50,000	50,000	3.0	6.88
April 1, 2026	912,000	912,000	3.8	6.04
January 26, 2027	560,000	-	4.6	5.45
April 1, 2027	1,051,000	-	4.8	5.84
	3,886,333	2,275,333	3.5	$ 5.08

g)	Deferred Share Units (“DSUs”)

As at June 30, 2022, the Company had 717,836 vested DSUs, 20,316 DSUs that will vest on August 18, 2022 and 141,216 DSUs that will vest on April 1, 2023.

On April 1, 2022, the Company granted a total of approximately $0.7 million of DSUs to its six non-executive directors representing a total of 141,216 DSUs at a price of CA$5.84 per share which will vest on April 1, 2023.

A summary of changes to the DSU liability during the six months ended June 30, 2022 is as follows:

Amount
Balance, January 1, 2022	$2,979
Share-based compensation expense (Note 10e)
DSUs recognized in the period	220
Change in fair value	(1,048)
Exchange difference	(48)
Balance, June 30, 2022	$2,103

The DSU liability at June 30, 2022 was determined based on the Company’s closing share price, a level 1 fair value input, of CA$3.51 per share (equivalent to approximately $2.73 per share) (December 31, 2021 – CA$5.33 per share equivalent to approximately $4.22 per share).

h)	Performance Share Units (“PSUs”)

As at June 30, 2022, the Company had 431,220 PSUs outstanding (December 31, 2021 – 378,618). During the six months ended June 30, 2022, a total of 6,336 Dividend Equivalent Units were added to the holders’ accounts. A total of 133,849 PSUs vested on June 30, 2022 and the Company paid a total of approximately $0.6 million in April 2022 in settlement of these PSUs. Of the remaining PSUs, 149,673 PSUs will vest on March 31, 2023, 117,033 PSUs will vest on March 31, 2024 and 164,514 PSUs will vest on March 31, 2025.

Page | 20

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

On April 1, 2022, a total of 163,686 PSUs were granted to executive officers and senior management at a price of CA$5.84 per share which will vest on March 31, 2025.

The changes to the PSU liability during the six months ended June 30, 2022 are summarized as follows:

Amount

Balance, January 1, 2022	$1,200
Paid	(625)
Share-based compensation expense (Note 10e)	221
Exchange difference	(8)

Balance, June 30, 2022	$788

The fair value of the PSU liability at June 30, 2022 was determined using the actual value of the PSUs which vested on June 30, 2022 and, for the PSUs that will vest in 2023 and 2024, using Monte Carlo simulations that capture all the features of the PSUs and level 2 fair value inputs.

11.	FINANCIAL RISK MANAGEMENT

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)	Credit risk

	June 30, 2022	December 31, 2021

Trade accounts receivable	$226	$80
VAT receivable	13,338	27,230
Other, net of allowance for doubtful accounts	1,157	2,256

Total accounts receivable and other	$14,721	$29,566

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk arises primarily from the Company’s cash balances, which are held with highly rated Canadian, U.S. and Colombian financial institutions, VAT and other accounts receivable. Timing of collection for the VAT receivables is in accordance with the local tax authority’s regulations. As at June 30, 2022, the Company expects to recover the outstanding amount in the next 12 months.

The Company delivers all of its production under a refining agreement with an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter. In the event that this customer is unable to perform under the contractual arrangement, the Company does have other avenues through which it can sell its production.

b)	Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•

translation of foreign currency components that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through Other Comprehensive Income per IAS 21.

•

translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“CA”) and Guyanese Dollar (“GYD”). The impact of such exposure is recorded in the statement of operations.

Page | 21

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The following table summarizes, in USD equivalents, the Company’s major currency exposures as at June 30, 2022:

	CA	COP	GYD

Cash	$218	$28,680	$106
Accounts receivable	79	14,578	–
Cash in trust, non-current	–	634	–
Warrants in associates	8,110	–	–
Accounts payable and accrued liabilities, including amounts payable related to acquisitions of mining interests	(4,656)	(25,554)	(535)
Income tax payable	–	(1,635)	–
Convertible Debentures	(13,967)	–	–
Warrant liabilities	(10,719)	–	–
Lease obligations	(170)	(3,456)	(2,487)

Net financial liabilities	$(21,105)	$13,247	$(2,916)

Based on the net exposure at June 30, 2022, a 10% depreciation or appreciation of the CA against the USD would result in a $2.1 million increase or decrease in the Company’s after-tax net income and a 10% depreciation or appreciation of the COP against the USD would result in a $1.3 million decrease or increase in the Company’s other comprehensive income.

c)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company has not designated commodity hedging contracts as accounting hedges under IFRS 9. As at June 30, 2022, the Company holds 1,500 ounces of gold bullion with a carrying value of approximately $2.7 million.

In January and early February 2022, the Company entered into a price protection program on 35,000 ounces of future gold production through zero cost collars, spread equally over the period from February 2022 through August 2022. The floor price of the gold collars varies with a range between $1,775 per ounce to $1,850 per ounce (a weighted average of $1,789 per ounce) and the ceiling price of the gold collars varies with a range between $1,875 per ounce to $1,950 per ounce (a weighted average of $1,889 per ounce). The gold collars represent European-style put and call options that are settled in cash as they expire at the end of each month. During the six months ended June 30, 2022, call options on 15,000 ounces of gold were exercised by the option holder and the Company recorded a loss on commodity hedging contracts of approximately $0.5 million. (Note 15). Subsequent to June 30, 2022, the Company exercised its put option at $1,800 per ounce at the end of July 2022 on 5,000 ounces of gold realizing a gain of $0.4 million. The remaining contracts in place cover 5,000 ounces of gold at the end of August 2022 with a put option at $1,850 per ounce and a call option at $1,950 per ounce.

d)	Fair value risk

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS requires an entity to classify financial assets and liabilities that are recognized in the statement of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•

Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and,

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

For financial instruments that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing their classification (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting

Page | 22

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

period. The fair values of cash and cash equivalents, cash in escrow, cash in trust, accounts receivable, accounts payable and accrued liabilities, and taxes payable, approximate their carrying values due to the short term to maturity of these financial instruments.

e)	Capital management

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include equity attributable to its shareholders and non-controlling interest of $507.4 million (2021 – $478.5 million) and its debt of $310.9 million (2021 – $314.3 million).

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern. As of June 30, 2022, other than certain restrictive covenants related to incurring additional indebtedness under the terms of the Senior Notes, the Company is not subject to any externally imposed capital requirements.

f)	Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company’s financial obligations currently consist of the following:

•

Accounts payable and accrued liabilities: These arise during the normal course of business and are paid from operating cash flow, and except under certain exceptions, are usually due within no later than one month. The Company from time to time may also enter into payment plans to pay these amounts over extended periods, typically less than 12 months.

•

Amounts payable for acquisitions of mining interests: Principally represents compensation agreements with artisanal miners in Zona Alta at Marmato. Payments related to these compensation agreements have been suspended by the Company since 2013 and the Company is currently evaluating its options with respect to these compensation agreements.

•	Lease obligations: These obligations represent lease payments related to ROU assets over the life of the lease contracts (Note 8).
•	Long-term debt: The Senior Notes are carried at amortized cost. The Convertible Debentures are carried at fair value and no principal repayment is required until the date of maturity on April 5, 2024.

The carrying value of accounts payable and accrued liabilities and amounts payable for acquisitions of mining interests approximates their respective fair values as they are short-term in nature.

The following table summarizes the Company’s financial instruments that are carried at fair value in accordance with the classification of fair value input hierarchy in IFRS 13, Financial Instruments – Disclosures.

	Level 1	Level 2	Level 3	Total

As at June 30, 2022
Financial assets
Investments and other assets (Note 5)	$16,008	$35,533	$-	$51,541
Embedded derivative (Note 7a)	-	-	-	-
Financial liabilities
Convertible Debentures (Note 7b)	-	13,967	-	13,967
Listed Warrants (Note 10d)	10,170	-	-	10,170
Unlisted Warrants (Note 10d)	-	549	-	549
Deferred revenue	-	84,000	-	84,000
DSU liability (Note 10g)	2,103	-	-	2,103
PSU liability (Note 10h)	-	788	-	788

Page | 23

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

12.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Gold	$100,151	$94,957	$199,934	$195,198
Silver	1,220	1,396	2,759	3,074
	$101,371	$96,353	$202,693	$198,272

13.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Production costs	$45,217	$38,674	$87,363	$84,672
Production taxes	3,279	3,274	6,508	6,633
Provision for environmental fees	12	-	34	-
Depreciation, depletion and amortization	8,965	7,945	17,201	15,614
	$57,473	$49,893	$111,106	$106,919

14.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Interest expense	$5,509	$845	$10,929	$2,398
Gold Premium payment	-	1,171	-	2,532
Applicable Premium on early redemptions of Gold
Notes	-	413	-	413
Financing fees related with Aris Transaction	-	-	-	149
Accretion of Senior Notes (Note 10a)	572	-	1,133	-
Accretion of lease obligations (Note 11)	121	97	204	216
Accretion of provisions (Note 9)	337	324	672	670
	$6,539	$2,850	$12,938	$6,378

15.	GAIN (LOSS) ON FINANCIAL INSTRUMENTS

The Company has recorded gains (losses) from changes in fair value of the following items recorded at FVTPL:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021

Financial Assets
Aris Listed Warrants (Note 5a)	$17	$(2,095)	$(1,396)	$(3,383)
Aris Unlisted Warrants (Note 5a)	5	(847)	(450)	(1,363)
Aris Gold Notes (Note 5a)	(190)	100	(117)	(100)
Aris Debenture (Note 5a)	(891)	-	(891)	-
Premium received on Aris Gold Note redemption	52	-	109	-
Gold X Warrants	-	(659)	-	265
Gold X Debentures	-	-	-	-
Denarius Warrants held by the Company (Note 5b)	(3,307)	(90)	(3,307)	(90)
Denarius Subscription Receipts (Note 5b)	-	(2,687)	-	1,949
Western Atlas Warrants (Note 5c)	-	(292)	(14)	(196)
Gold bullion	-	-	266	-
Gold in Gold Trust Account	-	(29)	-	(316)
Commodity hedging contracts (Note 11c)	(88)	-	(538)	-
Embedded derivative asset in Senior Notes (Note7a)	(63)	-	(996)	-
	(4,465)	(6,599)	(7,334)	(3,234)

Page | 24

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021

Financial Liabilities
Gold Notes	-	2	-	1,138
Convertible Debentures (Note 7b)	5,492	1,500	4,811	8,612
Company’s Listed Warrant liability (Note 10d)	18,053	4,985	14,306	23,239
Company’s Unlisted Warrant liability (Note 10d)	6,150	1,588	6,131	17,012
Aris Listed Warrants	-	-	-	(1,241)
Aris Unlisted Warrants	-	-	-	(129)
Aris Gold Notes	-	-	-	1,428
Aris Subscription Receipts	-	-	-	(2,501)
	29,695	8,075	25,248	47,558

Net gain on financial instruments	$25,230	$1,476	$17,914	$44,324

16.	CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Six months ended June 30,
	2022	2021

Accounts receivable	$14,535	$4,802
Inventories	(285)	4,792
Prepaid expenses and deposits	(1,321)	(1,250)
Accounts payable and accrued liabilities	(3,023)	(5,327)

	$9,906	$3,017

17.	EARNINGS PER SHARE

The basic weighted earnings per share amounts are calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Net income attributed to shareholders of the Company	$38,965	$29,799	$44,203	$154,362
Basic weighted average number of shares	97,913,264	72,054,379	97,850,225	66,919,732

Basic earnings per share	$0.40	$0.41	$0.45	$2.31

The basic earnings per share amounts are calculated by dividing the net income for the period by the weighted average number of shares outstanding during the period.

Diluted earnings per share amounts are calculated by adjusting the basic earnings per share to take into account the after-tax effect of interest and other finance costs associated with dilutive convertible debentures as if they were converted at the beginning of the period, and the effects of potentially dilutive stock options and share purchase warrants calculated using the treasury stock method. When the impact of potentially dilutive securities increases the earnings per share or decreases the loss per share, they are excluded for purposes of the calculation of diluted earnings per share.

Page | 25

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

The following table sets forth the computation of diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Net income attributed to shareholders of the Company	$38,965	$29,799	$44,203	$154,362
Add (deduct):
Interest on Convertible Debentures	281	292	566	610
Fair value gain on Convertible Debentures	(5,492)	(1,500)	(4,811)	(8,612)
Fair value gain on Listed Warrants	(18,052)	(4,985)	(14,306)	(23,239)
Fair value gain on Unlisted Warrants	-	-	-	(5,582)

	$15,702	$23,606	$25,652	$117,539

Basic Weighted average number of shares	97,913,264	72,054,379	97,850,225	66,919,732
Effective of dilutive securities:
Stock options	298,232	543,419	395,973	624,136
Convertible Debentures	3,789,474	3,789,474	3,789,474	3,789,474
Listed Warrants	5,325,989	6,179,424	5,791,353	6,530,620
Unlisted Warrants	-	-	-	224,468
Gold X Warrants	798,899	1,336,283	1,194,987	1,637,636

Diluted weighted average number of shares	108,125,858	83,902,979	109,022,012	79,726,066

Diluted earnings per share	$0.15	$0.28	$0.24	$1.47

For the three and six months ended June 30, 2022, the diluted weighted average number of shares does not include the potential dilution from shares associated with 2,573,000 stock options, 1,529,317 Gold X Warrants and 10,403,727 Unlisted Warrants as they would be anti-dilutive.

For the three months ended June 30, 2021, the diluted weighted average number of shares does not include the potential dilution from shares associated with 10,403,727 Unlisted Warrants, 2,201,090 Gold X Warrants and 50,000 stock options as they would be anti-dilutive. For the six months ended June 30, 2021, the diluted weighted average number of shares does not include the potential dilution from 7,142,857 Unlisted Warrants and 50,000 stock options as they would be anti-dilutive.

18.	SEGMENT DISCLOSURES

Each of the Company’s reportable operating segments generally consists of an individual mining property or cash generating unit managed by a single general manager and operations management team. The Company owns and operates its Segovia Operations in Colombia and its Toroparu Project in Guyana. For the six months ended June 30, 2021 and the period up to the loss of control of Aris on February 4, 2021, the Company’s reportable operating segments also included the Marmato Project in Colombia and the Juby Project in Ontario, both of which are owned and operated by Aris.

For the six months ended June 30, 2022 and 2021, all the Company’s sales were made to one customer under a long-term supply agreement in the Colombian segment. There were no sales or revenue earned from the other segments.

The following table shows the Company’s reportable segments and its geographic locations:

	Colombia	Guyana	Colombia		Total
	Segovia Operations	Toroparu Project	Marmato Project	Corporate

Six months ended June 30, 2022
Net income (loss)	$51,373	$-	$-	$(7,170)	$44,203
Capital expenditures	25,525	33,143	162	-	58,830
As at June 30, 2022
Total assets	$250,556	$325,529	$-	$410,586	$986,671
Total liabilities	64,130	89,719	-	325,429	479,278

Page | 26

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

	Colombia	Guyana	Colombia		Total
	Segovia Operations	Toroparu Project	Marmato Project	Corporate

Six months ended June 30, 2021
Net income (loss)	$57,432	$-	$(14,679)	$105,351	$148,104
Capital expenditures	24,271	150	2,153	316	26,890

As at December 31, 2021
Total assets	$276,298	$279,380	$-	$442,707	$998,385
Total liabilities	79,126	85,367	-	355,366	519,859

19.	COMMITMENTS AND CONTINGENCIES

a)	Marmato Project – Zona Alta and Echandia Commitments

(i) Mining title contracts – title transfers approved: As at June 30, 2022, the Company has a total of COP 0.8 billion, equivalent to $0.2 million (December 31, 2021 – COP 0.8 billion; $0.2 million), remaining to be paid under agreements to purchase additional mining titles related to the Marmato property which is included in amounts payable for acquisition of mining interests in current liabilities.

(ii) Mining title contracts – title transfers pending approval: the Company has three mining title contracts for which the approval for the transfer of title has not yet been obtained from the government authorities. If government approval is not obtained, the Company will no longer be required to make further payments. As at June 30, 2022, the Company has commitments under these contracts to spend an additional COP 14.9 billion ($3.6 million) (December 31, 2021 – COP 14.9 billion or $3.7 million) which has not been included in amounts payable for acquisition of mining interests.

(iii) Amounts payable related to acquisition of mining interests: As at June 30, 2022, a total of COP 7.0 billion ($1.6 million) including interest, is included in amounts payable for acquisition of mining interests related to agreements to compensate artisanal miners who would be required to cease mining activities at the Company’s Marmato Project (December 31, 2021 – COP 7.0 billion; $1.7 million). Payments related to these agreements have been suspended since 2013 and the Company is continuing to seek a resolution to the outstanding obligations.

b)	Segovia social contributions

With respect to Segovia Operations, the Company makes contributions to a trust account to fund local social programs in each quarter in which it produces a minimum of 15,000 ounces of gold. The contribution rate is $4 per ounce of gold production at the minimum gold price of $700 per ounce and increases by $2 per ounce for each $50 increment in the price of gold. Based on the Company’s gold production during the three and six months ended June 30, 2022, the Company incurred a total expense for social contributions of $2.3 million and $4.8 million (2021 – $2.6 million and $4.8 million).

c)	Arbitration Proceedings under Free Trade Agreement

In May 2018, as a consequence of ongoing impediments to establishing mining operations in Zona Alta and Echandia at Marmato due to the presence of illegal miners who have not only impeded mining operations in the area by the Company but also curtailed access to it, along with certain related matters associated with its Segovia Operations, the Company filed a request for institution of arbitration proceedings with the International Centre for Settlement of Investment Disputes against the Republic of Colombia (“FTA Claim”). The arbitration proceedings center on claims against Colombia for its non-compliance with its obligations under the Free Trade Agreement which effectively continues to preclude the Company from establishing operations in Zona Alta and Echandia. The arbitration proceedings are in process with hearings expected to take place in September 2022; however, a decision on the matter is not expected until 2023.

Page | 27

GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

d)	Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable. No such provisions have been recorded by the Company.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

e)	Commitments

As at June 30, 2022 the Company has future purchase commitments of approximately $55.4 million related to capital expenditures associated with the Toroparu Project.

In 2013, ETK, Inc., an indirect wholly-owned subsidiary of Gold X, entered into an agreement for consulting services to be provided by the former owner of the Toroparu property. The agreement provides a payment of $1.0 million (“Base Payment”) on an annual basis for eight years commencing on the first anniversary after the Company receives sufficient cash flow from the Toroparu Project to pay back its actual costs incurred in developing and constructing the Toroparu Project plus financing costs incurred. The Base Payment will be indexed to increases in the average monthly gold price up to a maximum of $2.0 million per annum. After the eight-year period, an annual payment of up to a maximum of $1.0 million per annum will be payable on annual basis in each of the following five years if the price of gold averages more than $1,750 per ounce for some or all of each of the respective years.

f)	Precious Metals Purchase Agreement (“PMPA”)

The Company is party to a PMPA with Wheaton Precious Metals (Caymans) Ltd. Under the terms of the PMPA, Wheaton will purchase 10% of the gold and 50% of the silver production in exchange for up-front cash deposits totalling $153.5 million.

As of June 30, 2022, the Company has received an initial deposit of $15.5 million, as per the terms of the PMPA the receipt of the remaining $138.0 million is subject to Wheaton’s election to proceed and is expected to be received in installments during construction of the Toroparu Project once all necessary mining licenses have been obtained and conditions pertaining to final feasibility, the availability of project capital finance, the granting of security to Wheaton and other customary conditions are satisfied. If the feasibility study has not been delivered by December 31, 2022, or Wheaton elects not to proceed after receiving the feasibility study, Wheaton may elect (a) not to pay the balance of the deposit and to reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil, or (b) not to proceed with the streaming transaction and to convert the portion of the deposit already paid less $2.0 million into debt of the Company that will become due and payable in whole or in part upon the occurrence of certain events including, but not limited to, a “change of control” of the Company or the Company obtaining certain levels of debt or equity financing. If Wheaton elects to reduce the streams, the Company may return the amount of the deposit already advanced less $2.0 million to Wheaton and terminate the agreement. In the event the Company does not deliver sufficient gold and silver to repay the total balance of the deposit, the Company will be required to pay any remaining balance in cash.

In addition, to the up-front cash deposits mentioned above, Wheaton will make ongoing payments to the Company once Toroparu is in operation as follows:

•	Gold - the lesser of the market price and $400 per payable ounce of gold delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the third year of production.
•

Silver - the lesser of the market price and $3.9 per payable ounce of silver delivered over the life of the Toroparu Project, subject to a 1% annual increase starting after the fourth year of production.

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GCM Mining Corp.

Notes to the Interim Condensed Consolidated Financial Statements

June 30, 2022

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

20.	SUBSEQUENT EVENT

On July 25, 2022, the Company and Aris announced that the two companies had entered into a definitive agreement (“Arrangement Agreement”) under which GCM will acquire all the outstanding Aris shares not already held by GCM (the “Transaction”). The resulting entity will be named Aris Mining Corporation.

Under the terms of the Transaction, all the outstanding Aris shares not held by GCM will be exchanged at a ratio of 0.5 of a GCM common share for each common share of Aris (the Exchange Ratio). Based on respective share values as of the date of execution of the Arrangement Agreement, on closing, GCM shareholders and Aris shareholders (taking into consideration the 44.3% of Aris currently held by GCM) are expected to own, on a diluted in-the-money basis, approximately 74% and 26% of the combined company, respectively.

The Transaction will require the approval of the shareholders of both the Company and Aris, receipt of all required governmental and regulatory approvals including TSX and Colombian anti-trust approvals, and is subject to other closing conditions customary in transactions of this nature.

The Company and Aris shareholder meetings are expected to take place on September 19, 2022 and completion of the Transaction is expected to occur promptly thereafter.

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